Roth Capital Partners, LLC

888 San Clemente Drive

Suite 400

Newport Beach, CA 92660

June 14, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bradley Ecker

RE:	Dragonfly Energy Holdings Corp.
Registration Statement on Form S-1 File No. 333-272401
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Dragonfly Energy Holdings Corp. for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:30 p.m., Eastern time, on June 15, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus, dated June 14, 2023 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as representative of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

If you have any questions regarding this request, please call James T. Seery of Duane Morris LLP at (973) 424-2088.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC,
as representative of the several underwriters

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

cc:	James T. Seery, Duane Morris LLP